Exhibit 21

Subsidiaries of the Registrant

The Registrant has the following wholly-owned subsidiaries which, except as indicated, do business under their respective legal names:

Name	Place of Incorporation
WD-40 Manufacturing Company	California, USA

WD-40 Company (Canada) Ltd.	Ontario, Canada

WD-40 Holdings Limited	London, England

WD-40 Company Limited	London, England

WD-40 Company (Australia) Pty. Limited	New South Wales, Australia

HPD Holdings Corp.	Delaware, USA

HPD Laboratories, Inc., (doing business as Global Household Brands)	Delaware, USA

HPD Properties, LLC	Delaware, USA

Heartland Corporation	Kansas, USA

Shanghai Wu Di Trading Company Limited	Shanghai, China

WD-40 Direct, LLC	Delaware, USA